

MAN INVESTMENTS INC.
(SEC I.D. No. 8-32575)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management of Man Investments Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Man Investments Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Restatement of Previously Issued Financial Statement

As discussed in Note 2 to the financial statement, the Company has restated opening retained earnings as of January 1, 2021, to correct a misstatement.

Deloitte & Touche LLP

March 1, 2021

We have served as the Company's auditor since 2014.

Man Investments Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	20,793,706
Receivables due from affiliates		54,694,977
Deferred tax asset		4,471,456
Prepaid expenses		57,531
Fees receivable from affiliated funds		87,136
Dividends receivable		70
Total assets	$	80,104,876

Liabilities and Stockholder's Equity

Accrued expenses and other payables	$	347,476
Due to affiliates		1,653,339
Payable to broker-dealers		544,934
Income taxes payable to affiliate		5,587,661
Total liabilities	$	8,133,410
Common stock, $1 par value; 10,000 shares authorized and 3,600 issued and outstanding		3,600
Additional paid-in capital		47,202,297
Retained earnings		24,765,569
Total stockholder's equity		71,971,466
Total liabilities and stockholder's equity	$	80,104,876

The accompanying notes are an integral part of the statement of financial condition.

Man Investments Inc.
Notes to Statement of Financial Condition
December 31, 2021

1. **Organization and Description of Business**

   Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent") which, in turn, is wholly owned by Man Investments USA Holdings Inc. ("MIUHI"). MIUHI is ultimately a wholly owned subsidiary of Man Group plc ("Man Group"), a Jersey public limited company, thus the Company, too, is an indirect wholly owned subsidiary of Man Group.

   The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA is the designated examining authority for the Company. The Company's activities are limited to selling mutual funds on an application way basis only or through a clearing firm, selling tax shelters or limited partnerships in primary distributions, and private placements of securities, all subject to and in accordance with the Company's membership agreement and regulatory permissions with FINRA.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   Prior Period Adjustment

   A prior period adjustment was made to reduce the opening Retained earnings balance by $1,459,332. This adjustment relates to a correction of Revenue which was overstated by $962,254 and $894,134 in 2019 and 2020, respectively, net of a reduction in the corresponding income tax expense of $204,938 and $192,118 in those tax years. As a result of this prior period adjustment, Receivables due from affiliates decreased by $477,806 and amounts Due to affiliates increased by $1,378,582. Additional paid-in capital was reduced by $397,056 which corresponds to the reduction of income taxes owed to the Parent which was originally treated as a capital contribution in the form of forgiveness of the tax liability owed to the Parent.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash of $699,386 represents cash deposits held at banks used in the ordinary course of business. Cash equivalents of $20,094,320 represent money market mutual funds investing entirely in United States of America ("US") treasury instruments.

   Fair Value

   Financial assets and financial liabilities are initially recorded at amounts that approximate fair value. The fair value of the assets or liabilities represents the amount that would be received to sell an asset or paid to transfer the liability in an orderly transaction between market participants. Receivables due from affiliates include cash held by an affiliate relating to Man Group's central cash management program and other receivables due from affiliates which are generally settled within 30 days. The liabilities owed by the Company consist of accrued expenses and payables due to broker-dealers and affiliates that have short settlement periods and insignificant nonperformance risk.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term or demand nature and generally negligible credit risk. These instruments include cash, cash equivalents, receivables due from affiliates, dividend receivables, accrued expenses and other liabilities and payables to broker-dealers.

Cash and cash equivalents are considered level 1 as there are quoted prices obtained from brokers for identical assets in active markets. All other financial instruments noted above are considered level 2.

Income Taxes
The Company is included in the consolidated federal and state unitary income tax returns filed by MIUHI for its Group (the "Man US Group").

The Company accounts for its income tax in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income taxes* ("ASC 740"). Income taxes are determined on a separate company basis. The Company accounts for income taxes under the asset and liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when these differences are expected to reverse. The Company's current approach regarding cash settlement is for it to be done based on the Company's share of the Man US Group's tax liability.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2021, based upon its evaluation of the Company's current result of operations, the Company determined that it is more likely than not that it will realize its deferred tax assets and no valuation allowance was recorded.

Under ASC 740, uncertainty in income tax positions is accounted for by recognizing in the financial statement the impact of a tax position when it is more likely than not (i.e., greater than 50 percent) that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available to determine the appropriate tax benefit to recognize, including tax legislation and statutes, legislative intent, regulations, rulings, and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. Management has not identified any uncertain tax positions at December 31, 2021.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. In preparing the financial statement, management makes estimates for its ability to realize deferred tax assets Actual results could differ from these estimates.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

3. Related Party Transactions

The Parent provides the Company with technology support, legal and compliance, as well as finance and administration services. The Company reimburses the Parent, generally on a monthly basis, for its share of the expenses incurred by the Parent based on the terms listed in the Administrative Services and Expense Funding Agreement.

The Company may at times carry receivable or payable balances with affiliates. At December 31, 2021, the Company owed affiliates $1,653,339, which is identified on the Statement of Financial Condition as Due to affiliates. Receivables due from affiliates of $54,694,977 includes $45,570,050 of cash held by an affiliate relating to Man Group's central cash management program and the remainder being amounts due for fees earned from subsidiaries of Man Group as noted above.

The Company has received a letter of support from its indirect parent company stating its intent and ability to contribute capital that may be necessary to provide financial support to the Company to enable it to meet its obligations as of and when they come due for a period of no less than twelve months from the issuance date of the annual financial statement.

4. Deferred Compensation Plans

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group as well as fund product-based compensation arrangements. The Company records compensation costs related to these plans based on the fair value of the underlying awards.

Fund Deferral Plan

For the Man US Fund Deferral Plan, whereby deferred compensation is invested in fund products managed by affiliates of the Company, the fair value of the award is recognized as an expense over the vesting period, which is generally three years with one third of the award vesting each year. The total amount to be expensed is determined by reference to the fair value of the award, which is remeasured at each reporting date, and equates to the fair value of the underlying fund products at settlement date.

Deferred Share Plans

Participants in the Man US Deferred Share Plan are awarded options for shares in Man Group, typically with no exercise price, subject to continuing service throughout the vesting period. There is a vesting period of three years with one third of the award vesting in each year. Key Executive Options expire ten years after grant date. The exercise price for the Key Executive Options was determined at the date of grant.

The Company estimated the fair value of each share award or option on the date of grant. The valuation of the award depends on a number of financial and demographic assumptions, including dividend yield, volatility and the risk-free interest rate. These were all assumed to be constant over

the term of each award. The Company used the assumption that pre-vesting forfeitures are at the rate of 3% per annum based on historical rates, however, the accounting charge is adjusted to reflect actual forfeitures. Therefore, the assumption only affects the timing of the accounting expense, not the amount ultimately recorded.

A summary of the activity of awards granted under the Deferred Share Plans as of December 31, 2021 and changes during the year then ended is presented below:

	Deferred Share Plans	
		Weighted-Average Grant Date Fair Value
	Awards	(per award) [1]
Nonvested as of January 1, 2021	2,113,275	$ 1.28
Granted	709,296	2.15
Exercised	(597,845)	1.30
Transfers in /(out) [2]	(619,828)	1.30
Forfeited	(295,701)	1.71
Nonvested as of December 31, 2021	1,309,197	1.65
Total unrecognized compensation expense remaining	$ 2,154,159	
Weighted average years expected to be recognized	0.68	

[1] As Man Group shares trade in Pounds Sterling, all fair value information has been translated into U.S. dollars using relevant exchange rates on the date of grant.

[2] Transfers represent awards for employees that moved to other subsidiaries of Man Group during the year as the awards follow the employee to the new employing entity.

	Key Executive Options	
		Weighted-Average
	Awards	Exercise Price [1]
Outstanding at January 1, 2021	724,718	$ 4.22
Granted	-	-
Exercised	-	-
Transfers in /(out) [2]	(23,632)	4.18
Expired	(701,086)	4.18
Outstanding at December 31, 2021	-	-
Total unrecognized compensation expense remaining	$ -	
Weighted average expected remaining life (in years)	-	

[1] As Man Group shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars using relevant exchange rates as of December 31, 2020.

[2] Transfers represent awards for employees that moved to other subsidiaries of Man Group during the year as the awards follow the employee to the new employing entity.

5.   **Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the minimum net capital requirements of the SEC. Under the Act, the Company is required to maintain minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $12,258,410 which was $11,716,182 above the required minimum net capital of $542,228. The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1.

The Company does not claim an exemption under paragraph (k) of Exchange Act Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 regarding adopting amendments to Exchange Act Rule 17a-5. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined under Exchange Act Rule 15c3-3. The Company met the conditions of footnote 74 throughout the year ended December 31, 2021 without exception.

6.   **Commitments and Contingencies**

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer. Management accrues for such amounts when deemed probable and estimable in accordance with FASB ASC 450, Contingencies. Management, after consultation with outside counsel, does not believe that any current actions could be material to the financial condition or results of operations of the Company. The Company has no other commitments and contingencies.

7.   **Income Taxes**

The Company has recorded a deferred tax asset in the amount of $4,471,456 at December 31, 2021 primarily due to differences in the book and tax bases of the Company's accrued compensation. Management has evaluated all available evidence and has concluded that it is more likely than not its deferred tax assets will be realized and, therefore, no valuation allowance has been established against the net deferred tax asset as of December 31, 2021.

The table below represents the components of deferred tax asset.

Deferred tax asset		
Accrued Compensation	$	4,561,710
Other Deferred Tax Assets		289,530
Total deferred tax asset		4,851,240
Valuation allowance		-
Net deferred tax asset		4,851,240
Deferred tax liabilities		
Other deferred tax liabilities		(379,784)
Net deferred tax asset	$	4,471,456

Tax years 2018 to the present are open for examination by the Federal, state, and local tax authorities. The 2016 to 2020 tax years are currently under examination by New York State.

8.   **Concentration of Credit Risk**

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.

The Company maintains its cash in non-interest-bearing accounts at one bank, which exceeds Federal insurance limits. At December 31, 2021, the Company held cash above the Federal Deposit Insurance Corporation ("FDIC") limits in the amount of $449,386. The Company's cash equivalents of $20,094,320 are held in a single money market fund which is not FDIC insured.

9.   **Subsequent Events**

The Company has evaluated the impact of subsequent events through the date these financial statements were issued and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

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